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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 22, 2005

Commission file number:   0-30052

Carmanah Technologies Corporation

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                             Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes              No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

"Peeyush Varshney"

Date:   September 22, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

September 22, 2005

Item 3.

Press Release

September 22, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has been awarded a contract by Trueform Engineering Ltd. of the United Kingdom for the supply of a minimum of 1,200 solar LED-illuminated bus stops.  These units are scheduled for installation throughout the City of London, England, between October 2005 and March 2006.  The total value of the contract is in excess of $1.5 million.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 22nd day of September 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE	September 22, 2005 (No.2005-09-24)

CARMANAH AWARDED $1.5 MILLION CONTRACT FOR SOLAR-POWERED LED

BUS STOP LIGHTING IN LONDON, ENGLAND

Victoria, British Columbia, Canada - Thursday, September 22, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has been awarded a contract by Trueform Engineering Ltd. of the United Kingdom for the supply of a minimum of 1,200 solar LED-illuminated bus stops.  These units are scheduled for installation throughout the City of London, England, between October 2005 and March 2006.  The total value of the contract is in excess of $1.5 million.

"Carmanah is extremely proud to be selected as Trueform's technology partner for London Buses' solar illuminated bus stop project," states Carmanah's CEO, Art Aylesworth.  "Due to the high profile of this project and the difficult solar environment in London, the technology development and selection process was the most rigorous that Carmanah has ever experienced and took nearly four years to complete."

Carmanah has been involved with the London solar stop initiative from the outset, including the delivery of the first prototypes in the fall of 2001 and a subsequent series of successful field trials.  "We are excited to be involved in this visionary project initiated by a world-class city such as London.  We look forward to the installation of the first 1200 units in the months ahead and ensuring this is a showcase project for the City of London and Carmanah's solar LED technology."

Carmanah has already established a track record of developing and delivering several solar projects for London Buses over the past four years.  Milestones include:

  Joint development of the first fully integrated solar LED-illuminated bus stop in 2001;

  Joint development of the first solar LED-illuminated bus shelter installation in mid-2002;

  A field trial of 24 solar bus stops in the Sutton area of Greater London in 2003;

  Receipt of the London Buses solar shelter lighting contract in 2003.  To-date, nearly 300 systems have been successfully deployed; and

  An additional field trial of 75 solar bus stops in central London, Kingston and Richmond in 2004.

Carmanah's extensive experience and energy management expertise have played a valuable role in ensuring these and other London Buses solar projects have performed reliably in London's challenging winter conditions.

"London Buses' solar illuminated bus stop project is Carmanah's largest contract to-date outside of North America," states Richard Sowter, Carmanah's Vice President, UK and Europe.  "This project reinforces European growth and investment in renewable energy applications and coincides with Carmanah's investment in a European office based in the UK."

About Trueform Engineering Ltd.

Trueform Engineering Ltd. specializes in passenger transport infrastructure services and products, subcontract fabrication, engineering, and finishing services in the United Kingdom.  Trueform is widely regarded as the UK's leading transportation solution provider to the bus industry and maintains depots in London, Leeds and Cheshire.  The company has major contracts in place with numerous government bodies throughout the country, including an exclusive agreement for bus stop and shelter infrastructure with London Buses.  For more information, please visit http://www.trueform.co.uk

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

About London Buses

London Buses is the division of Transport for London that manages all bus services in London, England. The organization plans routes, specifies service levels and monitors service quality.  It is also responsible for bus stations, bus stops and other support services for the city.  London Buses' network is one of the largest and most comprehensive urban transport systems in the world.  Each weekday over 6,800 scheduled buses transport more than six million passengers over 700 different routes.  For more information, visit http://www.tfl.gov.uk/buses.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada.  Carmanah's European office is based in the UK, and the Company has additional branch offices and/or sales representation in 11 cities across Canada and the United States.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 592-0326 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com	Ms. Michelle Walsh UK Marketing Manager Tel: 00 44 (0) 208 323 mwalsh@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com